

November 29, 2010

Mr. Marshall D. Smith
Chief Financial Officer
Ultra Petroleum Corp.
363 North Sam Houston Parkway, Suite 1200
Houston, TX 77060

> **Re:** **Ultra Petroleum Corp.**
> **Form 10-K for the Fiscal Year Ended December 31, 2009**
> **Filed February 26, 2010**
> **Definitive Proxy Statement**
> **Filed April 28, 2010**
> **Response Letter Dated August 13, 2010**
> **File No. 1-33614**

Dear Mr. Smith

We have reviewed your response letter and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K for the Fiscal Year Ended December 31, 2009

Oil and Gas Acreage, page 29

1.   We note your response to prior comment 1, in which you indicate that you believe
      your "Properties" disclosure on page 25 already contains the requested
      information because your "material undeveloped properties owned at the end of
      2009 are located in Wyoming and are held by production." You also
      acknowledge our observation that, at year-end 2009, the Pennsylvania properties
      constituted the majority (by acreage) of your undeveloped properties, but you then
      go on to state that "these properties did not constitute the Company's material
      undeveloped properties."

      Item 1208(b) of Regulation S-K requires disclosure "if material, of the minimum
      remaining terms of leases and concessions." It is not clear to us how you are
      determining materiality, but it is the staff's position that your undeveloped
      Pennsylvania acreage is material. In addition to the fact, which you acknowledge,
      that the majority of your undeveloped acreage is located in Pennsylvania, we note
      the following:

      •   In 2009, you drilled 35 wells on your Pennsylvania properties (0 wells in
          2008), which constituted almost 20% of the total wells drilled during the year;

      •   In 2009, the percentage of your budget earmarked for Pennsylvania operations
          (including acquisitions) was over 50% of your total budget;

      •   You state on your website that you are "poised to become a significant player
          in the Marcellus Shale through [] large contiguous blocks of acreage"; and

      •   It appears that you acquired a large portion of your Pennsylvania acreage in
          2006, subject to the customary five year lease agreements you discuss at page
          25 of the present Form 10-K.

      Given these and all the other relevant facts, it appears that a discussion of the
      remaining lease terms covering your Pennsylvania properties is material to an
      understanding of your company. Please provide the requested information, as
      well as a discussion of any material expenditures required to maintain these
      leases, or provide a substantially more comprehensive materiality analysis
      supporting your position.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Please contact John Lucas at (202) 551-5798 or, in his absence, me at (202) 551-3745 with any questions.

Sincerely,

H. Roger Schwall
Assistant Director